FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Decision on Extending Trust Contract for Share Repurchase
2.	Cancellation of Stock Options Granted

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	October 16, 2006	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Decision on Extending Trust Contract

for Share Repurchase

1. Contract Amount (KRW)		Before Extension	9,000,000,000
		After Extension	9,000,000,000
2. Extension Period		from	10/13/2006
		to	04/12/2007
3. Purpose of Extension			Stabilize stock price
4. The Other Party to the Contract			Hana Bank
5. Scheduled Extension Contract Date			10/12/2006
6. Treasury Stock Holdings before Extension	Number of Shares Directly Held	Common Shares	261,700	Holding Ratio (%)	2.02
		Preferred Shares	—	Holding Ratio (%)	—
	Number of Shares Indirectly Held through Trust Contracts, etc.	Common Shares	497,649	Holding Ratio (%)	3.84
		Preferred Shares	—	Holding Ratio (%)	—
7. Date of Board of Directors’ Resolution (Decision Date)			10/12/2006
- Outside Directors in Attendance		Number Present	3
		Number Absent	—
- Auditors (members of audit committee) in Attendance			Present

8. Others

— Estimated number of shares to be purchased through trust contact in 2006: 86,951 shares

Item 2

Cancellation of Stock Options Granted

1. Number of Grantees Cancelled	Concerned Company's employee and director	6
	Affiliated Companies' employee and director	1
2. Number of Shares Cancelled	Common Shares	22,900
	Preferred Shares	—
3. Stock Option Granted after this Cancellation	Common Shares	133,200
	Preferred Shares	—
4. Reasons for Cancellation		Retirement from company
5. Date of Board of Directors’ Resolution (Decision Date)		10/12/2006
- Outside Directors in Attendance	Number Present	3
	Number Absent	—
- Auditors (members of audit committee) in Attendance		Present

6. Others

[ Details of Cancellation by Grantees ]

Grantees	Relationship	Number of Shares Cancelled		Remarks
		Common Shares	Preferred Shares
Rho, Chang Gyoon	Employee	3,000	—	—
Oh, Eun Seong	Employee	1,500	—	—
Yao Tien	Subsidiary Executive	7,000	—	—
Park, Byeong Ho	Employee	2,000	—	—
Yoon, Il Hwan	Employee	2,000	—	—
Park, Yoo Shin	Employee	2,400	—	—
Kim, Jong Ho	Employee	5,000	—	—